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                            November 12, 2020

       Richard K. Palmer
       Chief Financial Officer
       Fiat Chrysler Automobiles N.V.
       25 St. James's Street
       London SW1A 1HA
       United Kingdom

                                                        Re: Fiat Chrysler
Automobiles N.V.
                                                            Amendment No. 2 to
Registration Statement on Form F-4
                                                            Filed November 5,
2020
                                                            File No. 333-240094

       Dear Mr. Palmer:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 19, 2020 letter.

       Form F-4/A filed November 5, 2020

       Capitalization and Indebtedness, page 148

   1. In your capitalization and indebtedness tables, the "Combined Group as adjusted for the
                                                        Merger - Berfore
Faurcia Distribution" column includes, per note (a), adjustments made in the Unaudited Pro Forma
Condensed Combined Financial information included in this
                                                        prospectus. Please add
disclosure to highlight the most significant adjustments and provide
cross-references to the relevant specific adjustments in the Unaudited Pro
Forma
                                                        Condensed Combined
Financial information.
 Richard K. Palmer
FirstName  LastNameRichard  K. Palmer
Fiat Chrysler Automobiles N.V.
Comapany 12,
November   NameFiat
               2020 Chrysler Automobiles N.V.
November
Page  2    12, 2020 Page 2
FirstName LastName
       You may contact Charles Eastman, Staff Accountant, at (202) 202-551-3794 or Melissa
Raminpour, Accounting Branch Chief, at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff
Attorney, at (202) 551-7844 or Geoffrey Kruczek, Staff Attorney, at (202) 551-3641 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing